Exhibit 99.1

PRESS RELEASE

AerCap Holdings N.V. Announces

Second Quarter 2011 Transactions

Amsterdam, The Netherlands; July 14, 2011 - AerCap Holdings N.V. (“AerCap,” “the Company”, NYSE: AER) today announced the completion of the following transactions during the second quarter 2011:

•      Signed new lease agreements for 16 aircraft,

•      Delivered seven aircraft and eleven engines under lease agreements,

•      Purchased two aircraft and eight engines,

•      Sold two aircraft and five engines, signed contracts for the sale of another four aircraft from our owned portfolio and four aircraft from our managed portfolio, and

•      Disassembled three engines.

	Second Quarter 2011			Year to Date 2011
Transaction Overview	Owned	Managed	Total	Owned	Managed	Total
Lease Agreements
Aircraft (Contracts)	15	1	16	15	1	16
Aircraft (Letters of Intent)	3	—	3	3	—	3
Deliveries
Aircraft	6	1	7	17	1	18
Engines	11	—	11	24	—	24
Purchases
Aircraft (Closed)	2	—	2	9	—	9
Engines (Closed)	8	—	8	15	—	15
Aircraft (Contract Signed, to be Delivered)	2	—	2	2	—	2
Engines (Letters of Intent)	1	—	1	1	—	1
Sales
Aircraft (Closed)	—	2	2	4	2	6
Engines (Closed)	5	—	5	9	—	9
Aircraft (Contract Signed, to be Delivered)	4	4	8	4	4	8
Aircraft (Letters of Intent)	1	2	3	1	2	3
Engines (Letters of Intent)	1	—	1	1	—	1

Lease Activities: Contracts Signed for Sixteen Aircraft and Eleven Engines — Seven Aircraft Delivered

New Lease Agreements

AerCap signed sixteen new lease agreements for aircraft in the second quarter 2011:

•      Four new Airbus A320s for Virgin America (U.S.A.),

•      Three Airbus A320s for Garuda (Indonesia),

•      Three Airbus A320s for Interjet (Mexico),

•      One Airbus A320 for Amsterdam Airlines (The Netherlands),

•      Two Airbus A319s for Aircompany Tatarstan (Russia),

•      One Airbus A319 for Avianca (Colombia), and

•      Two Airbus A319s for Bangkok Airways (Thailand).

The average term of lease agreements for new aircraft signed year-to-date during 2011 was 144 months. The average term of lease agreements for used aircraft signed year-to-date during 2011 was 74 months (including letters of intent).

AerCap entered into eleven engine lease agreements in the second quarter and delivered the engines to the lessees in the same period. Nine of the leased engines were CFM-56 engines, one was a CF-34 engine and one was a V2500-A1 engine.

Deliveries

AerCap completed seven aircraft deliveries in the second quarter under contracted lease agreements:

•      One new Airbus A330 for Virgin Atlantic Airways (United Kingdom),

•      One new Airbus A320 for Hainan Airlines (China),

•      One Airbus A320 for Amsterdam Airlines (The Netherlands),

•      Two Airbus A320s for Interjet (Mexico),

•      One Airbus A320 for Brussels Airlines (Belgium), and

•      One Airbus A319 for Aircompany Tatarstan (Russia).

Purchase Activities: Purchases Closed for Two Aircraft

During the second quarter, AerCap acquired one new Airbus A330 and one new Airbus A320 under existing commitments with Airbus and executed purchase agreements for two new Airbus A320s with a third party (aircraft still to be delivered).

AerCap also expanded its engine pool with the acquisition of four CFM-56 engines and four CF-6 engines and signed a letter of intent for one PW-4056 engine.

Sales Activities: Two Aircraft Sold — Agreements for Eight Aircraft Executed

During the second quarter, AerCap closed sales transactions for one Airbus A321 and one Boeing 737-400 from its managed portfolio.

In addition to the completed sale transactions, AerCap executed agreements for the sale of two Airbus A320s, one Boeing 737-300, and one Boeing 757-200 from its owned portfolio, and one Boeing 737-400 and three Boeing 737-500s from its managed portfolio.

AerCap also closed the sale of its 50% interest in three Airbus A330 aircraft that had been part of a joint venture with a third party.

AerCap also sold four CMF-56 engines and one CF-6 engine from its owned engine pool.

Disassembly: Three Engines Disassembled

In the second quarter, AerCap’s subsidiary AeroTurbine disassembled three engines.

Debt Facilities: Total of $1 Billion Completed Year-To-Date

During the second quarter, AerCap amended an existing $775 million non-recourse revolving debt facility to allow for an additional two year revolving period with a three year term-out period, extending the transaction to June 2016. The facility continues to allow for the acquisition of a range of aircraft types, and provides AerCap committed financing and significant flexibility to purchase aircraft.

The total amount of financing transactions completed by AerCap in the year to date is $1 billion. This includes two long term debt facilities for A330 aircraft financings closed during the first quarter.

Portfolio Summary

As of June 30, 2011, AerCap’s portfolio consisted of 335 aircraft and 95 engines that were either owned, on order, under contract or letter of intent, or managed.

In June 2011, AerCap acquired the right to provide lease and aircraft related services to the portfolio of aircraft it acquired following its amalgamation with Genesis Lease Limited in 2010. AerCap, through its Irish subsidiary, AerCap Ireland Limited, has replaced GE Capital Aviation Services Limited (“GECAS”) as servicer to the aircraft portfolio.

The information in this press release also includes transactions completed by AeroTurbine, AerCap’s subsidiary which focuses on engine leasing and trading, airframe and engine disassembly, part sales and MRO services.

About AerCap

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services, aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, Singapore, the United Arab Emirates and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media:	For Investors:
Frauke Oberdieck	Peter Wortel
Tel. +31 20 655 9616	Tel. +31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com